September 19, 2006
Filed pursuant to Rule 433(d)
Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

Dow Jones — AIG Commodity Index SM — Total Return Linked Notes Due October 25, 2007
Final Term Sheet

Aggregate Principal Amount:	$125,000,000

Pricing Date:	September 19, 2006

Original Issue Date:	September 25, 2006

Reset Dates:	25th day of each January, April, July and October, beginning October 25, 2006

Interest Payment Dates:	Each Reset Date and at Maturity

Maturity Date:	October 25, 2007 (subject to the effect of any Market Disruption Event)

Initial Issue Price	100.00%

Underwriting commission:	0.10%

Proceeds to Issuer:	99.90%

Initial Index Value:	296.273

Valuation Date with respect to the Maturity Date:

October 19, 2007, unless such day is not an Index Business Day in which case such Valuation Date shall be the next day that is an Index Business Day (subject to the effect of any Market Disruption Event)

Trigger Level:	$65,000 per $100,000 principal amount of Notes, or 65% of the original principal amount

Spread for purposes of Interest:	Minus 0.24% per annum

Fees for purposes of Adjusted Index Performance Factor:	0.25%

Business Day Convention:	Modified following

CUSIP:	00254EBM3

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Morgan Stanley & Co. Incorporated by calling toll-free 1-800-584-6837.